Ms. Lisa Haynes,	16 February 2007
Senior Staff Accountant,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010.

Re:                               The Governor and Company of the Bank of Ireland
Form 20-F for the Fiscal Year ended March 31, 2006
Filed September 11, 2006
File No. 1-14452

Dear Ms. Haynes,

Thank you for your letter dated January 25, 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Annual Report on Form 20-F for the year ended March 31, 2006 filed September 11, 2006 (the “2005/2006 Form 20-F”) of The Governor and Company of the Bank of Ireland (the “Bank”).

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold italicized text, and have provided our response immediately following the comment.

General

1.                                      Please tells us, and in future filings disclose the date when the financial statements were authorized for issue and who gave the authorization.  Also disclose whether any of the Company’s owners or others have the power to amend the financial statements after issuance.  Refer to paragraphs 17 and 18 of IAS 10.

Response:

The 2005/2006 Form 20-F containing the financial statements, was approved by the Group Audit Committee of the Court of Directors, i.e. the Board of Directors, on 8 September 2006 for filing and was signed on behalf of the Bank by the Group Chief Executive Officer and Group Chief Financial Officer on 11 September 2006. In future Annual Reports on Form 20-F, we will disclose the date and who gave the authorization for filing. I confirm that no owners of the Bank or others can amend the financial statements after approval.

Item 5 Operating & Financial Review Prospectus, page 27

2.                                      We note your presentation of non core items on page 27 which you state are non-operating in nature and may obscure the true trends inherent in your business.  We also note, however, based upon your income statement presentation on page F-4 that you are including these non core items within “operating profit”.  Please tell us how your presentation of these non core items throughout Item 5 of your filing meets the requirements of Release 33-8176 – Conditions for Use of Non-GAAP Financial Measures and Question 28 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which is available at www.sec.gov.

Response:

Release 33-8176 – Conditions for Use of Non-GAAP Financial Measures (the “Release”) requires, among other things, that companies using a non-GAAP financial measure in filings with the Commission provide:

•                  a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP;

•                  a reconciliation of the non-GAAP measure to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

•                  a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•                  to the extent material, a statement disclosing the additional purpose, if any, for which the registrant’s management uses the non-GAAP financial measure that are not otherwise disclosed.

In accordance with these requirements, the overview (pages 27-28), review of group performance (page 33) and divisional performance (pages 40-50) of the 2005/2006 Form 20-F present profit before tax, the comparable GAAP measure, in tabular presentation with the reconciliation of underlying profit to profit before tax. In response to the equal prominence requirement, the related textual discussion generally covers both profit before tax and underlying profit before tax where applicable.

On page 32, the Group stated that certain non-core items have been excluded from the analysis of Group and divisional performance in Item 5 to further enhance comparability between periods.  The Group’s management believes that the items identified as “non-core” in the 2005/2006 Form 20-F collectively may obscure the actual trends inherent in the development of the Group’s business.  Accordingly, the Group’s management believes that the presentation of underlying profit before tax gives better clarity to investors in evaluating the Group and its results. Furthermore, management and the Group’s Court of Directors look to underlying profit in evaluating the performance of the business and these non-core items are excluded from internal management accounts.

With respect to Question 28 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we confirm that the Bank has not relied upon the conditions set out therein in adopting the presentation relating to non-core items in the 2005/2006 Form 20-F.

In future Annual Reports on Form 20-F where management includes presentation of a non-GAAP financial measure because it provides useful information to investors regarding the Group’s financial condition and results of operations, the Group will expand the discussion of why management considers the presentation of the information to be useful to investors.

Item 18 Financial Statements

Consolidated Balance Sheet, page F-5

3.                                      We note per review of footnote 38 of your filing that you have included treasury shares within share capital in your consolidated balance sheet.  Please tell us how this presentation is in accordance with paragraphs 33 and AG 36 of IAS 32.

Response:

Paragraph 33 of IAS 32 requires that we recognise any consideration paid or received in respect of treasury shares held by us directly in equity.  We confirm that we have complied with this requirement.  The specifics vary according to the nature of the treasury shares we hold as follows:

Consideration paid in respect of treasury shares held in our life business is debited directly to equity on the face of the balance sheet through the line “Own shares held for the benefit of life assurance policyholders”. The amount debited was €235m for the year to 31 March 2006.

Consideration paid or received in respect of treasury shares on our own account is debited or credited directly to equity by recognising the consideration paid or received in revenue reserves on the date paid or received.

The presentation in footnote 38 of the financial statements is to comply with the disclosure requirement of IAS 32 paragraph 34, which requires separate disclosure (either on the face of the balance sheet or in the notes) of the amount of treasury shares held. We have chosen to disclose this information (footnote 38 of the financial statements) by splitting out the total treasury shares component of our total issued share capital.  The total issued share capital of the Group represents the legally issued share capital and therefore cannot change regardless of whether we hold part of it as treasury shares. As described above this presentation does not mean that we have recognized treasury shares as an asset in the balance sheet.

Cash Flow Statement, page F-7

4.                                      We note you begin your reconciliation of net cash inflows from operating activities within “Operating profit”.”  Paragraph 20 of IAS 7 requires net cash flow from operating activities to be determined by adjusting “profit or loss” by various amounts.  Further, paragraph 79 of IAS 1 defines profit or loss as normally including all items of income and expense recognized in a period.  Please revise future filings beginning with your upcoming Form 20-F for the year ended March 31, 2007 so that your cash flow statement starting point begins with “profit for the period” for all periods presented.

Response:

We acknowledge your point above and will in future begin the reconciliation of operating cash flows with “Profit before tax”.  In our Annual Report on Form 20-F for the year ending 31 March 2007, we will also present the comparative information for 2005 and 2006 in a manner consistent with  the presentation for 2007.

5.                                      We note that you present “net increase in debt securities in issue” as an operating activity cash flow within your cash flow statement.  Please tell us the authoritative guidance you relied upon for your classification of these cash flows.  In your response, please tell us how your considered paragraph 17(c) of IAS 7.

Response:

In presenting the “net increase in debt securities in issue” as an operating cash flow, we have relied upon the provisions of IAS 7 on Cash Flow statements.  IAS 7 requires cash flows to be classified into operating, investing and financing activities.  We have given careful consideration as to whether it is appropriate to classify the change in debt securities issued as an “operating” or a “financing” activity.

Paragraph 6 of IAS 7 defines these activities as follows:

•                  Operating activities – are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities.

•                  Financing activities – are activities that result in changes in the size and composition of the contributed equity and borrowings of the entity.

These definitions are principally designed for a business where there is a clear distinction between a company’s trading activities and how the business is financed.  However, we believe they leave room for interpretation where, as in the case of a bank, a company’s principal trading activity is the provision of finance.  Paragraph 14 of IAS 7 states that “cash flows from operating activities are primarily derived from the principal revenue-producing activities of the entity.  Therefore, they generally result from the transactions and other events that enter into the determination of profit or loss.”  Paragraph 15 states that “similarly, cash advances and loans made by financial institutions are usually classified as operating activities since they relate to the main revenue-producing activity of the entity.”

A principal trading activity of the Group is to make a profit by borrowing short term and lending longer term.  The Group sources short term funds in a variety of ways comprising customer deposits, money market deposits, sale and repurchase agreements and the issue of debt securities.  We view all of these sources of short term funds as a core part of our operating activities.  The debt securities included in this category are short term in nature (generally up to five years in maturity).  Such debt securities are highly liquid and are issued in the form of certificates of deposit or under specific note programs.  A clear market has developed for these instruments as customers often find it preferable to deposit money by way of short term debt securities rather than bank deposits.

We have given careful consideration as to which of the sources of finance that we receive amount to “financing” in the context of IAS 7.  We believe that the term financing in this context refers to long term structural financing.  Structural financing comprises funds that make up the financing of the Bank’s Tier One and Tier Two regulatory capital and longer term tangible and intangible assets.  We confirm that none of the increase in debt securities classified as operating cash flows comprises Tier One or Tier Two capital. Finally, we believe that if debt securities were classified as financing in the cash flow statement this would present a distorted picture of the cash flows arising from core trading activities.

In adopting the above treatment, we have considered paragraph 17(c) of IAS 7 which states that an example of cash flows arising from financing activities are cash proceeds from issuing debentures, loans, notes, bonds, mortgages and other short or long-term borrowings.  As explained above, we believe that this example is directed at the financing of entities other than financial institutions, a principal operating activity of which is  the borrowing of short term funds and the lending of these on at a profit and that in the case of a financial institution, this example is only relevant for longer term structural financing.  We have also adopted this position based on similar practice applied by other banks applying IFRS.

35 Retirement Benefit Obligations, page F-68

6.                                      Please tell us and revise future filings to disclose the effect of a 1% increase and decrease in the medical cost trend rate as required by paragraph 120(o) of IAS 19.

Response:

We confirm that there are no post retirement medical benefits within the Bank of Ireland Pension Plan, and therefore paragraph 120 (o) of IAS 19 is “not applicable”.

48 Group Financial Information for US Investors, page F-113

(7) Consolidation, page F-131

7.                                      We note your discussions regarding consolidation as they pertain to a conduit and also to Parthalon CDO 1 plc.  Please tell us whether you considered these entities to be SPEs requiring consolidation in accordance with IFRS, as prescribed by IAS 27 and SIC 12, and in accordance with US GAAP, as prescribed by FIN 46R, as it is not evident in your filing.  Please also tell us how you intend to revise future filings to clearly disclose your accounting for these entities in this regard.

Response:

The treatment of both of these entities was considered under the rules of IAS 27 and SIC 12 on transition to IFRS. As a result, both were required to be consolidated under IFRS. Our conclusions to consolidate under FIN46R and IFRS were the same and therefore there is no difference between IFRS and US GAAP.

Where we determine that SPEs are required to be consolidated we will endeavor to make our disclosures surrounding the consolidation of SPEs more transparent in future Annual Reports on Form 20-F to improve clarity.

***

We are available to discuss the foregoing with you at your convenience.

We acknowledge that the Group is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Group’s Annual Report on Form 20-F, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to contact myself, or Frank Ryan at Bank of Ireland at +353-1-604-3503 or John O’Connor at Sullivan & Cromwell LLP at +44-207-959-8900.

Very truly yours,

/s/ Brian Goggin
Brian Goggin
Chief Executive
The Governor and Company
of the Bank of Ireland.

cc:	John Spitz
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Frank Ryan
Bank of Ireland

John O’Connor
(Sullivan & Cromwell LLP)